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The Emerging Markets Infrastructure Fund, Inc.
466 Lexington Avenue
New York, New York 10017


EMERGING MARKETS INFRASTRUCTURE SAYS 9.3 MILLION SHARES TENDERED PRELIMINARY RESULTS OF TENDER OFFER


October 23, 2000

NEW YORK--October 23, 2000--The Emerging Markets Infrastructure Fund, Inc. (the "Fund") today announced the termination of its tender offer for up to 5,587,978 shares of common stock of the Fund. The offer was for cash at a price equal to 95% of the Fund's net asset value per share as determined at the close of Friday's regular trading on the New York Stock Exchange ("NYSE") upon the terms and conditions set forth in the Fund's Issuer Tender Offer Statement and the related Letter of Transmittal. The net asset value as of the close of trading on Friday was $10.83 per share, and accordingly, the tender offer price is $10.29 per share. The deadline for participating in the offer was 5:00 P.M. Eastern Time on Friday. Approximately 9,300,000 shares of the Fund's common stock were tendered through the stated expiration date. Therefore, on a pro-rata basis, approximately 60% of the shares so tendered are expected to be accepted for payment. The final number of shares validly tendered and accepted pursuant to the tender offer will be announced at a later date.

The Fund is a closed-end management investment company that seeks high total return through long-term capital appreciation by investing primarily in equity securities issued by infrastructure companies in emerging countries. The Fund is traded on the New York Stock Exchange under the trading symbol "EMG". The Fund's investment adviser is Credit Suisse Asset Management. Any questions or requests for assistance with respect to the tender offer may be directed to Shareholder Communications Corporation, the Information Agent for the offer, toll free at
(800) 493-4868.

Contact: Investor Relations Credit Suisse Asset Management 1-800-293-1232 or 212-238-5674